July 8, 2011
Kate Beukenkamp
Division of Corporation Finance
Larry Spirgel
Ass.Director
United States
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

RE:	Mobad Service Corporation
Registration Statement on Form S-1
File No. 333-174345 RE: Request for Accelerated Effectiveness of Registration

Dear Ms.Beukenkamp

Mobad Service Corporation. hereby requests that its registration statement on Form S-1, File No. 333-174345 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on July 11, 2011, at 4 p.m.EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

s/ Rory O'Dare
Rory O'Dare
President
Mobad Service Corporation